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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Livermore Trading Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street Suite 1704

(No. and Street)

New York   NY   10005

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilina Stamova   (212)-668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP

(Name – if individual, state last, first, middle name)

420 Lexington Ave, Suite 2160 New York NY 10170

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Napolitano _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Livermore Trading Group, Inc. _____ , as

of DECEMBER 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Vincent Napolitano
_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIVERMORE TRADING GROUP, INC.

Statement of Financial Condition

For the Year Ended December 31, 2020

LIVERMORE TRADING GROUP, INC.

FOR THE YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner. C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin. C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Livermore Trading Group Inc.
c/o Accounting and Compliance International
40 Wall Street – 17th Floor
New York, NY 10005

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Livermore Trading Group Inc. as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Livermore Trading Group Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Livermore Trading Group Inc.'s management. Our responsibility is to express an opinion on Livermore Trading Group Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Livermore Trading Group Inc.in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Livermore Trading Group Inc.'s auditor since 2007.

New York, NY
February 8, 2021

LIVERMORE TRADING GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	86,085
Due from broker		491,077
Commissions receivable		22,047
Other assets		63,299
Total assets	$	662,508

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	51,811
Bank loan payable		192,404
Other liabilities		1,667
Total liabilities		245,882

Commitments and Contingencies (Note 4)

Stockholders' equity (Note 5)

Common stock, no par value, 200 shares authorized, 20 shares issued and outstanding.	65,000
Paid in Capital	150,000
Retained earnings	326,626
Less: Treasury stock	(125,000)
Total stockholders' equity	416,626
Total liabilities and stockholders' equity	$ 662,508

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

Note 1 -   **Nature of Business**

Livermore Trading Group, Inc. (The "Company") is a New York corporation
formed in July 1992,for the purpose of conducting business on the floor of the New York
Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the
Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2) (ii) of Rule 15c3-3 of the
Securities and Exchange Commission and, accordingly, is exempt from the remaining
provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that
the Company clears all transactions on behalf of customers on a fully disclosed basis
with a clearing broker/dealer, and promptly transmits all customer funds and securities
to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the
customers and maintains and preserves all related books and records as are customarily
kept by a clearing broker/dealer.

Note 2 -   **Summary of Significant Accounting Policies**

a)   **Revenue Recognition**
The Company buys and sells securities on behalf of its customers. Each time a customer
enters into a buy or sell transaction, the Company charges a commission. Commissions and
related clearing expenses are recorded on the trade date (the date that the Company fills the
trade order by finding and contracting with a counterparty and confirms the trade with the
customer). The Company believes that the performance obligation is satisfied on the trade
date because that is when the underlying financial instrument or purchaser is identified, the
pricing is agreed upon and the risks and rewards of ownership have been transferred to/from
the customer.

b)   **Income Taxes**
The Company has elected to be treated as an "S" Corporation under the provisions of the
Internal Revenue Code and New York State tax regulations. Under the provisions, the
Company does not pay federal or state corporate income taxes on its taxable income.
Instead the stockholder is liable for individual income taxes on his respective share of the
Company's taxable income. The Company continues to pay New York City general
corporation taxes.

c)   **Cash and Cash Equivalents**
The Company considers demand deposited money market funds to be cash equivalents.
The Company maintains cash in bank account which, at times may exceed federally
insured limits or where no insurance is provided. The Company has not experienced any
losses in such accounts and does not believe it is exposed to any significant credit risk on
cash and cash equivalents.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

Note 2 -   **Summary of Significant Accounting Policies (continued)**

d)   **Equipment**
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e)   **Use of Estimates**

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f)   **Subsequent Events**

The Company has evaluated events and transactions that occurred between January 1, 2021 and January 28, 2021, which is the date the financial statement was available to be issued for possible disclosure and recognition in the financial statement.

A coronavirus (COVID-10) was reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of this financial statement the potential impact of such on the Company's business and operations cannot be reasonably estimated.

Note 3 -   **Profit Sharing Plan**

The Company is a sponsor of a defined contribution profit sharing plan for its eligible Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time.

The Company has no liability to the plan as of December 31, 2020.

Note 4 -   **Financial Statements with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2020

Note 4 -   **Financial Statements with Off-Balance Sheet Credit Risk (continued)**

The Company's exposure to credit risk associated with non-performance of
customers in fulfilling their contractual obligations pursuant to securities
transactions can be directly impacted by volatile trading markets which may
impair customers' ability to their obligations to the Company and the Company's ability
to liquidate the collateral at an amount equal to the original contracted amount.
The agreement between the Company and its clearing broker provides that the Company
is obligated to assume any exposure related to such non-performance by its customers.
The company seeks to control the aforementioned risks by requiring customers to
maintain margin collateral in compliance with various regulatory requirements and the
clearing broker's internal guidelines. The Company monitors its customer activity
by reviewing information it receives from its clearing broker on a daily basis, and requiring
customers to deposit additional collateral, or reduce positions, when necessary.

Note 5 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform
Net Capital Rule (15c3-1), which requires the maintenance of minimum net
capital and requires that the ratio of aggregate indebtedness to net capital, both as
defined, shall not exceed 1500%. At December 31, 2020, the Company had Net Capital of
$335,620 which was $330,620 in excess of its required net capital of $5,000.
The Company's net capital ratio was 15.93%.

Note 6 -   **NYSE Fine**

Pursuant to a NYSE audit the Company violated certain NYSE Rules. Without admitting or denying the findings the
Company accepted and paid a fine of $50,000. Such amount is included in "Exchange fees and dues" in the
Statement of Operations

Note 7 -   **Bank Loan Payable**

The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible
small businesses to cover certain operational costs due to the adverse impact of COVID-19.
In addition, the CARES Act included temporary tax law changes to provide additional relief
to U.S. businesses and individual taxpayers.

In response to COVID-19, the Company submitted an SBA loan application for $192,404, which was computed based
on the qualifying expenses in 2019. The Company was approved by its bank and the SBA and the loan was issued to
the Company on May 5, 2020.   The amount of the loan is reported on the Statement of Financial Condition as Bank
Loan Payable. The Company intends to qualify for full loan forgiveness over the qualifying period and will convert the
loan to revenue once the loan forgiveness has been formally granted by the appropriate authorities.